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             UNITED STATES                      : ----------------------------:
   SECURITIES AND EXCHANGE COMMISSION           : Estimated average burden    :
         Washington, D.C. 20549                 : hours per response. . .2.50 :
              FORM 12b-25                       -------------------------------

                                                ---------------------------
                                                : SEC FILE NUMBER  1-6364 :
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                                                : CUSIP NUMBER 838518108  :
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                          NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K  [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR
For Period Ended:  March 31, 2001
                   ------------------------------------------------------------
[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended:
                                 ----------------------------------------------
Read attached instruction sheet (on back page) before preparing form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                               --------------------------------
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                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  South Jersey Industries, Inc.
                          -----------------------------------------------------
Former Name if Applicable:
                          -----------------------------------------------------
Address of Principal Executive Office (Street and Number): 1 South Jersey Plaza
                                                           --------------------
City, State and Zip Code:  Folsom, New Jersey 08037
                           ----------------------------------------------------


                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
 [X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Prior to January 1, 2001, the Company had a 50% interest in South Jersey Resources Group, LLC ("SJRG"). Effective January 1, 2001, the Company acquired the remaining interest in SJRG. Accordingly, as of such date, SJRG became a wholly owned subsidiary and its results are now consolidated with those of the Company. Until the end of the first quarter of 2001, the Company's former partner was still providing certain administrative functions for SJRG.

In January 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which requires all derivative instruments on the balance sheet to be recorded at their fair values. Gains and losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative and other criteria. The effects of FASB 133 on the Company's consolidated financial statements depends, in part, on certain facts relating to SJRG that the Company is in the process of gathering. Until such facts are determined, the Company's consolidated financial statements cannot be completed.


                          PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    David A. Kindlick              609                        561-9000
    -----------------          -----------               ------------------
        (Name)                 (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                              [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         South Jersey Industries, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 15, 2001          By:  /s/ David A. Kindlick
       ------------               --------------------------------------
                                  Name:  David A. Kindlick,
                                  Title: Vice President and Treasurer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              General Instructions

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.